February 5, 2025

Sze Ho Chan
Chief Executive Officer and Interim Chief Financial Officer
Garden Stage Limited
30th Floor, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong

       Re: Garden Stage Limited
           Form 20-F for the Fiscal Year Ended March 31, 2024
           File No. 001-41879
Dear Sze Ho Chan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   William S. Rosenstadt